FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholder meetings relating to the proposed merger. The definitive joint proxy statement/prospectus dated November 4, 2002 contains important information regarding such potential participants and other important matters which should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of the joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC’s website at www.sec.gov as they become available.

November 25, 2002

To Northrop Grumman Corporation’s stockholders:

On November 18, 2002, Northrop Grumman Corporation signed a Master Purchase Agreement providing for the sale and transfer by Northrop Grumman of the assets and certain liabilities of TRW Inc.’s automotive business to The Blackstone Group following completion of the Northrop Grumman/TRW Merger. As described in the joint proxy statement/prospectus dated November 4, 2002 previously sent to you for the December 11, 2002 special meeting of Northrop Grumman stockholders, the disposition of the automotive business has always been our plan and it is gratifying to announce the signing of a definitive agreement.

The sale of the automotive business will not occur until completion of the Northrop Grumman/TRW Merger described in the joint proxy statement/prospectus and the other conditions described in the Master Purchase Agreement are either satisfied or waived. The attached materials summarize the material terms and conditions of the Master Purchase Agreement and other matters relating to the proposed sale, including the potential effect of the transaction with The Blackstone Group on the pro forma financial information presented in the joint proxy statement/prospectus previously sent to you. Please review these materials carefully prior to voting on the merger at the special meeting on December 11, 2002, and thank you for your continued interest and support.

Sincerely yours,

Kent Kresa,
Chairman and Chief Executive Officer
Northrop Grumman Corporation

Enclosed is an additional proxy card, which you can use to vote your shares with respect to the Northrop Grumman/TRW Merger if you have not already done so.

If you already have voted and do not wish to change your vote, you do not need to do anything.

If you already have voted and wish to change your vote, you can do so by completing, signing and returning the enclosed proxy card or by following the instructions for telephone or internet voting on the proxy card.

REMEMBER THAT THE LAST DATED PROXY YOU SUBMIT WILL BE COUNTED AT THE DECEMBER 11th SPECIAL MEETING FOR THE MERGER, WHETHER IT IS SUBMITTED BY MAIL, BY TELEPHONE OR OVER THE INTERNET.

1840 Century Park East Los Angeles, California 90067 (310) 553-6262	1900 Richmond Road Cleveland, Ohio 44124 (216) 291-7000

SUPPLEMENTAL DISCLOSURE MATERIALS
Dated November 25, 2002

This document contains information which supplements the information in the joint proxy statement/prospectus dated November 4, 2002 previously sent to Northrop Grumman stockholders and TRW shareholders. This document is first being mailed to such stockholders and shareholders on or about November 26, 2002 and should be read in conjunction with the joint proxy statement/prospectus.

This document summarizes the material terms and conditions of the proposed sale (referred to as the “Automotive Sale”) of TRW Inc.’s automotive business (referred to as the “Automotive Business”) pursuant to a Master Purchase Agreement between BCP Acquisition Company L.L.C., a Delaware limited liability company and subsidiary of Blackstone Capital Partners (referred to as “BCP Acquisition”), and Northrop Grumman Corporation, a Delaware corporation (referred to as “Northrop Grumman”).

GENERAL

On November 18, 2002, Northrop Grumman and BCP Acquisition signed a Master Purchase Agreement providing for the sale and transfer of the Automotive Business to one or more entities formed by BCP Acquisition (referred to collectively as the “Purchaser”). The assets and liabilities subject to the Master Purchase Agreement constitute substantially all the assets and operating and contractual liabilities associated with the Automotive Business, subject to a purchase price adjustment with respect to the assumption of indebtedness as described below. These assets and liabilities are expected to be acquired by Northrop Grumman in the fourth quarter of 2002 in the proposed merger (the “TRW Merger”) of Richmond Acquisition Corp., an Ohio corporation and wholly-owned subsidiary of Northrop Grumman, with and into TRW, with TRW surviving as a wholly-owned subsidiary of Northrop Grumman. Therefore, the Automotive Sale cannot occur unless the TRW Merger is completed, among other things, as described in greater detail in the section entitled “THE MASTER PURCHASE AGREEMENT—Conditions to the Completion of the Automotive Sale” below. Please note that references to TRW and its subsidiaries in this document refer to those entities after the TRW Merger occurs, unless the context clearly suggests otherwise.

THE MASTER PURCHASE AGREEMENT

This document is intended to summarize the material terms and conditions of the Automotive Sale. The Master Purchase Agreement itself was filed as an exhibit to Northrop Grumman’s Form 8-K filed with the Securities and Exchange Commission on November 19, 2002 and is available without charge at the SEC’s website at www.sec.gov. Northrop Grumman stockholders and TRW shareholders should read the Master Purchase Agreement and related exhibits as they contain important information regarding the Automotive Sale.

Structure of the Automotive Sale

Prior to the sale of the Automotive Business to the Purchaser, substantially all the assets and certain of the liabilities associated with the Automotive Business will be transferred to and assumed by one or more newly-formed TRW entities (referred to as the “New Auto Entities”). In the Automotive Sale, the Purchaser will acquire 100% of the equity interests of the New Auto Entities from TRW and its affiliates, which will then be direct or indirect subsidiaries of Northrop Grumman as a result of the TRW Merger.

Closing of the Automotive Sale

The closing of the Automotive Sale will take place within three business days after the later of:

•	the date on which the last condition in the Master Purchase Agreement is fulfilled or waived; and

•	the earlier of:

•
the date on which each of the specified subsidiaries designated as “Foreign Entities” pursuant to the Master Purchase Agreement has been determined to be an “Agreed Foreign Entity” (meaning that each step necessary for the purchase and sale of the outstanding capital stock of such Foreign Entities to a designated acquirer can be completed, subject only to the completion of all other conditions to closing the Automotive Sale); and

•
the later of March 1, 2003 and the date on which 90% of the aggregate specified tax benefits associated with the transfer of the Foreign Entities can be achieved by the transfer of the Agreed Foreign Entities.

Northrop Grumman and the Purchaser currently anticipate that the Automotive Sale will be completed in the first quarter of 2003.

Consideration to be Received in the Automotive Sale

TRW and its affiliates, as wholly-owned subsidiaries of Northrop Grumman, collectively will receive from the Purchaser:

•	$3.757 billion in cash, subject to a dollar-for-dollar purchase price adjustment if:

•	the amount of working capital is greater than or less than a specified target working capital amount; or

•	existing indebtedness of the Automotive Business is assumed by the Purchaser, as agreed by Northrop Grumman and BCP Acquisition.

This cash amount also could be increased to up to approximately $3.95 billion if additional parties purchase equity of the Purchaser as described in “Reduction of the TRW Equity Interest” below.

In addition, TRW and its affiliates, as wholly-owned subsidiaries of Northrop Grumman, will receive:

•	a subordinated promissory note from the Purchaser in the face amount of $600 million (as described in the section entitled “Terms of the Subordinated Note” below); and

•
up to 42.4% of the outstanding equity interests of the Purchaser (the “TRW Equity Interest”), which the parties expect to be reduced to under 20% before the Automotive Sale closes, as described in the section entitled “Reduction of the TRW Equity Interest” below.

Reduction of the TRW Equity Interest

During the period from the signing of the Master Purchase Agreement until the closing of the Automotive Sale, the Purchaser has agreed to use its reasonable best efforts to solicit purchases of shares of capital stock of the Purchaser from additional equity investors. Any shares sold will reduce the BCP Acquisition equity interest in the Purchaser and the TRW Equity Interest equally. BCP Acquisition is authorized to arrange for the sale of up to $196 million of the initial TRW Equity Interest, which will reduce the TRW Equity Interest to approximately 19.9% and will thereby increase the aggregate cash proceeds paid to TRW from the Automotive Sale to approximately $3.95 billion.

Terms of the Subordinated Note

Part of the consideration paid to TRW and its affiliates in connection with the Automotive Sale will be a subordinated promissory note from the Purchaser with a face amount of $600 million. The principal terms of the subordinated note are as follows:

•
Maturity:    Initially 15 years, subject to reduction to 12 years if the debt rating on the lowest rated securities of the Purchaser is investment grade (defined as being rated as Baa3 or above by Moody’s Investor Services and BBB- or above by Standard and Poor’s) on or at any date after the fifth anniversary of the Automotive Sale.

•
Interest Rate:    Initially 8% per annum, subject to increase to 10% per annum from the fifth anniversary of the Automotive Sale onwards if the debt rating on the lowest rated securities of the Purchaser is investment grade (as defined above) on or at any date after the fifth anniversary of the Automotive Sale. The note is payable “in kind” rather than in cash until maturity, unless the Purchaser declares and pays a dividend to its shareholders (other than a stock dividend), in which case the interest on the note becomes payable quarterly in cash. Payment “in kind” means that additional notes with a principal amount equal to the amount of interest payable will be issued to TRW, but interest will not be paid to TRW in cash.

•
Redemption:    The note may be redeemed by the Purchaser in whole or in part at any time at a redemption price equal to 100% of the principal amount of the note plus accrued and unpaid interest to the redemption date.

•
Change of Control:    If a change of control of the Automotive Business occurs at a time when the debt rating on the lowest-rated debt securities of the Purchaser is investment grade (as defined above), the holders of the note may require the Purchaser to redeem the notes at 100% of the principal amount of the note plus all accrued and unpaid interest to the redemption date.

•
Restrictive Covenants:    No proceeds from any sale of any assets of the Purchaser or its subsidiaries (other than in the ordinary course of business) may be distributed to its stockholders, unless the note is first redeemed. The Purchaser may not enter into any contract, arrangement or transaction with any of its direct or indirect stockholders or their affiliates (other than subsidiaries) without the unanimous approval of the executive committee of the board of directors of the Purchaser.

•	Defaults: Events of Default under the note include:

•	the failure to pay principal amounts or any interest amounts which are payable in cash when such amounts become due and payable;

•	breach of the restrictive covenants described above; and

•	the bankruptcy of certain entities included in the Purchaser.

•
Ranking:    The obligations under the note will reside at an intermediate holding company in the chain of companies comprising the Purchaser and are unsecured and subordinated in right of payment to all other debt of that entity and its subsidiaries.

•
Transferability:    The holder of the note may transfer all or any part of the note (in increments of no less than $50 million in principal amount) with the prior written consent of the Purchaser. This consent will not unreasonably be withheld if the transfer would not adversely affect the Purchaser.

Conditions to the Automotive Sale

The obligations of each party to complete the Automotive Sale are subject to satisfaction or waiver of the following conditions:

•	The TRW Merger shall have been completed;

•
Any required waiting periods (including extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder shall have terminated or expired;

•
Any required clearances, approvals or confirmations of the transactions contemplated by the Master Purchase Agreement and the Ancillary Agreements described below shall have been obtained pursuant to the regulations of the European Commission;

•	Any other foreign merger control or foreign investment clearances required by law prior to the closing shall have been received; and

•
No injunction, order, decree or other legal restraint or prohibition of the transactions contemplated by the Master Purchase Agreement shall be in effect, nor shall there be any legal proceeding pending by a governmental body seeking the same.

The obligations of the Purchaser to complete the Automotive Sale is subject to satisfaction or waiver of customary conditions, including among others the following:

•
the transfers of assets and equity interests to the New Auto Entities contemplated by the Master Purchase Agreement has been consummated in accordance with the terms of the applicable transfer documents;

•
the financing transactions contemplated by certain financing commitment letters for the benefit of the Purchaser shall have been completed on the terms and conditions identified in the commitment letters, and either:

•	such financing shall not include any funding of the “Senior Subordinated Facility” (as defined in the commitment letters); or

•	such financing shall have been completed on or after March 27, 2003; and

•	no material adverse change in the Automotive Business shall have occurred.

The obligations of Northrop Grumman, TRW and TRW Automotive to complete the Automotive Sale are subject to satisfaction or waiver of the customary conditions including among others, that Northrop Grumman shall have received a solvency letter from an independent valuation firm reasonably acceptable to Northrop Grumman confirming the solvency of the Purchaser after giving effect to the transactions contemplated by the Master Purchase Agreement.

Representations, Warranties and Covenants

The Master Purchase Agreement contains representations and warranties of the parties regarding customary matters pertaining to the Automotive Business, corporate matters and the availability of financing commitments. The Master Purchase Agreement also includes certain customary covenants of the parties related to actions and obligations of the parties prior to and after the Automotive Sale.

In addition, the Master Purchase Agreement contains a covenant of Northrop Grumman, TRW and their respective subsidiaries not to directly or indirectly compete with the Automotive Business for five years after the Automotive Sale.

Termination of Master Purchase Agreement

The Master Purchase Agreement may be terminated prior to the Automotive Sale:

•	by the mutual written consent of Northrop Grumman and BCP Acquisition;

•
by Northrop Grumman or BCP Acquisition if the Automotive Sale is not completed by the close of business on March 31, 2003, provided that the terminating party is not then in default in any material respect of any of its covenants or obligations under the Master Purchase Agreement (this termination right is referred to as the “Deadline Termination Right”);

•
by Northrop Grumman or BCP Acquisition if there is in effect a final, nonappealable judgment, order or decree restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Master Purchase Agreement;

•
by Northrop Grumman if BCP Acquisition has breached any of its covenants or agreements in any material respect that would cause certain conditions not to be satisfied, provided that the breach is not cured within 30 days after notice of such breach, with certain limitations;

•
by BCP Acquisition if Northrop Grumman, TRW or TRW Automotive has breached any of its covenants or agreements in any material respect that would cause certain conditions not to be satisfied, provided that the breach is not cured within 30 days after notice of such breach, with certain limitations;

•
by Northrop Grumman or BCP Acquisition if the agreement and plan of merger governing the TRW Merger (referred to as the “Merger Agreement”) is terminated (this termination right is referred to as the “Merger Termination Right”); and

•
by BCP Acquisition if TRW and TRW Automotive are not able to certify the accuracy of certain representations and warranties and other matters when they become parties to the Master Purchase Agreement and Northrop Grumman, TRW and TRW Automotive are unable to cure any breaches giving rise to such inability within 30 days of the date that TRW and TRW Automotive become parties (this termination right is referred to as the “Non-Certification Termination Right”).

Effect of Termination

The Master Purchase Agreement provides for a termination fee and reimbursement of certain expenses if the Master Purchase Agreement is terminated in the circumstances described below.

Termination Fee

If either party terminates the Master Purchase Agreement:

•	based on the Deadline Termination Right or the Merger Termination Right described above, and

•	TRW pays Northrop Grumman a fee in connection with the termination of the Merger Agreement,

Northrop Grumman must pay BCP Acquisition a fee equal to 27.3% of the fee paid by TRW as liquidated damages; provided, however, that BCP Acquisition must refund the liquidated damages with interest from the date of payment if BCP Acquisition or any of its affiliates completes an acquisition of the Automotive Business within 18 months after the date Northrop Grumman pays the liquidated damages fee.

Expense Reimbursement

If the Master Purchase Agreement is terminated by BCP Acquisition pursuant to the Non-Certification Termination Right, Northrop Grumman must reimburse BCP Acquisition and certain of its affiliates for up to $15 million of the documented out-of-pocket expenses incurred by such parties after August 6, 2002 in connection with the Master Purchase Agreement and the transactions contemplated thereby.

Indemnification

The parties have agreed that from and after the closing of the Automotive Sale, the indemnification provisions in the Master Purchase Agreement will be the sole and exclusive remedy of the parties, with certain limitations. These provisions provide for indemnification for losses relating to specified events, subject to a $50 million deductible with respect to aggregate losses suffered by a party seeking indemnity (other than losses from certain specified matters not subject to the deductible) and with a maximum of $500 million of aggregate losses for which indemnity for breaches of representations and warranties may be claimed (other than losses from certain specified representations and warranties as to which this maximum limit does not apply).

Northrop Grumman’s Obligations

Subject to certain limitations, Northrop Grumman has agreed to, or to cause TRW to, indemnify the Purchaser and each of its directors, officers, employees, affiliates, agents, successors and assigns, harmless from and against any losses based upon:

•
the failure of any representation or warranty of Northrop Grumman, TRW or TRW Automotive set forth in Article V of the Master Purchase Agreement or any of the Ancillary Agreements described below, or any representation or warranty contained in any certificate delivered by or on behalf of such parties pursuant to the Master Purchase Agreement, to be true and correct as of the date made;

•	the breach or default in the performance of any covenant or other agreement of Northrop Grumman, TRW or TRW Automotive under the Master Purchase Agreement or any of the Ancillary Agreements; and

•	the liabilities designated as excluded liabilities pursuant to the Master Purchase Agreement.

In addition, Northrop Grumman has agreed to indemnify and hold the Purchaser harmless from and against:

•
any losses arising out of or with respect to any employee benefit plan subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended, by reason of certain companies being included as a member of a group under common control within the meaning of Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended or treated as a single employer with Northrop Grumman prior to the Automotive Sale;

•
50% of any losses with respect to environmental liabilities associated with the operation or ownership of the Automotive Business on or prior to the Automotive Sale (specifically excluding any asbestos-related product liability claims or liabilities), regardless of whether the liabilities arise before or after the Automotive Sale, and subject to certain limitations;

•	50% of any losses regarding the criminal investigation of Kelsey-Hayes Company (formerly known as Fruehauf Corporation) by the U.S. Attorney for the Southern District of Illinois;

•
Certain specified cash amounts related to the cost of medical benefits, retiree life benefits and other post-retirement welfare benefits of certain retired employees of the Automotive Business and their dependents and beneficiaries, which are payable for the 2003 through 2008 years as provided in the Master Purchase Agreement; and

•
100% of certain specified tax losses or liabilities, including among others, those associated with the Automotive Business relating to specified tax amounts due on or prior to the Automotive Sale (excluding income taxes resulting from extraordinary transactions undertaken on the closing date but after the Automotive Sale is completed). There is a reciprocal indemnity obligation of the Purchaser in favor of Northrop Grumman and its affiliates with respect to certain tax losses and liabilities, including among others, those associated with the Automotive Business relating to specified tax amounts due beginning the day after the closing date of the Automotive Sale.

The Purchaser’s Obligations

Subject to certain limitations, the parties have agreed to cause the Purchaser to indemnify and hold harmless Northrop Grumman, TRW and TRW Automotive and each of their directors, officers, employees, affiliates, agents, successors and assigns, harmless from and against any and all losses based upon:

•
the failure of any representation or warranty of BCP Acquisition set forth in Article VI of the Master Purchase Agreement or any of the Ancillary Agreements described below, or any representation or warranty contained in any certificate delivered by or on behalf of BCP Acquisition and certain of its affiliates pursuant to the Master Purchase Agreement, to be true and correct as of the date made;

•	the breach or default in the performance of any covenant or other agreement of BCP Acquisition and certain of its affiliates under the Master Purchase Agreement;

•	the breach or default in the performance of any covenant or other agreements of certain specified entities under any of the Ancillary Agreements to which such entity is a party; and

•	the liabilities designated as “Automotive Liabilities” pursuant to the Master Purchase Agreement.

No-Shop Restrictions

The Master Purchase Agreement contains customary restrictions and prohibitions on Northrop Grumman or TRW (after the TRW Merger) continuing or pursuing discussions regarding any competing proposal to the Automotive Sale. BCP Acquisition also has agreed to certain restrictions and prohibitions on facilitating, participating in or providing information in connection with any acquisition proposal other than the Automotive Sale.

Ancillary Agreements

The Master Purchase Agreement provides that the parties will enter into agreements governing certain relationships between and among the parties after the closing of the Automotive Sale. These agreements (referred to as the “Ancillary Agreements”) include:

•
Intellectual Property License Agreements (providing for (i) the license of certain intellectual property rights owned by TRW to certain entities which will engage in the automotive business after the Automotive Sale, and (ii) the license of certain intellectual property rights owned by such entities to TRW after the Automotive Sale);

•
Transition Services Agreement (providing for certain services and support (i) to be provided by TRW to the Purchaser, and (ii) to be provided by the Purchaser to TRW, in each case after the Automotive Sale);

•
Employee Matters Agreement (providing for the allocation between TRW and the Purchaser of certain assets and liabilities and certain other matters relating to employees, employee benefit plans and compensation agreements); and

•	Insurance Allocation Agreement (allocating certain insurance policies and arrangements of TRW and related insurance coverage between TRW and the Purchaser).

Other Agreements

The parties also have agreed to negotiate in good faith a stockholders agreement, based on certain agreed principles, which provides for the governance of the Purchaser entity in which TRW holds the TRW Equity Interest and its direct or indirect subsidiaries after the Automotive Sale. This stockholders agreement also will contain provisions relating to certain specific stockholder rights, such as registration rights and co-sale rights with respect to certain sales of capital stock.

In addition, the parties contemplate that the Purchaser and Blackstone Management Partners IV, L.L.C., will enter into a transaction and monitoring fee agreement providing for certain structuring, advisory and management services and related fees and reimbursement of expenses. Under the terms of this agreement, Blackstone Management Partners IV, L.L.C. will receive a $49 million transaction and advisory fee relating to the Automotive Sale, an annual monitoring fee of $5 million and will be reimbursed for certain expenses relating to the services from the closing of the Automotive Sale through the “Termination Date” (as defined in the agreement).

OTHER MATTERS RELATING TO THE AUTOMOTIVE SALE

Source of Funds

The Purchaser contemplates raising up to $3.257 billion through the issuance of debt securities of the Purchaser entity that will hold the Automotive Business. There is an express financing condition to the Automotive Sale which requires that BCP Acquisition Corp. (or such direct and indirect subsidiaries) successfully complete such a debt financing transaction on the terms and subject to the conditions set forth in the commitment letters relating to such financings.

Potential Effect of Automotive Sale on Pro Formas

Pages 104 through 111 of the joint proxy statement/prospectus dated November 4, 2002 previously mailed to Northrop Grumman stockholders and TRW shareholders contain unaudited pro forma condensed combined financial information and related notes (the “Pro Formas”) which reflect the pro forma effect of a sale of the Automotive Business for $5 billion in cash. The following information should be read in conjunction with the Pro Formas, because it describes certain differences from the Pro Formas in light of the terms of the Automotive Sale set forth in the Master Purchase Agreement. As described above, Northrop Grumman believes that the 42.4% equity interest in the Purchaser payable to TRW connection with in the Automotive Sale will be reduced to approximately 19.9% before the Automotive Sale closes. Therefore, the following information assumes such a reduction, unless expressly noted otherwise.

With respect to the effect on the balance sheet at June 30, 2002 on page 106 of the joint proxy statement/prospectus:

•
The amount of cash and cash equivalents in the Pro Formas would be reduced by $1.05 billion, to reflect the amount of cash received from the Automotive Sale, as compared to the $5.0 billion cash and cash equivalents reflected in the Pro Formas. If the TRW Equity Interest is not reduced from 42.4% prior to the closing of the Automotive Sale, “cash and cash equivalents” would instead be reduced by $1.24 billion.

•
A new asset category called “Note Receivable” will be added to reflect that a portion of the agreed sale price ($600 million) is in the form of a promissory note (the “Note”) with interest paid in kind as opposed to in cash. The Note will be recorded at a discounted value of approximately 80% of its face value.

•
A second new asset category, called “Investments” would be added reflecting the value ($172 million) of the under-20% equity interest. If the TRW Equity Interest equity position remained at 42.4%, the amount of investment would instead be $368 million.

•	The difference between the value of the preceding three items and the value of the assets of the Automotive Business would be recorded as goodwill of approximately $400 million.

•
No adjustment would be made to the debt presentation in the combined pro forma balance sheet because no decisions have yet been made as to the alternative uses of the cash, although Northrop Grumman has stated that the cash likely will be used to pay down debt once the most cost effective terms and alternatives for such a debt reduction are determined.

With respect to the effect on the income statements presented on pages 107 through 109 of the joint proxy statement/prospectus:

•
At the sub-20% investment position (which is the expected investment level of TRW at the closing date), Northrop Grumman intends to account for its investment using the cost method of investment accounting. In the event that the closing investment is equal to or greater than 20%, Northrop Grumman would be required to utilize the equity method. Northrop Grumman does not expect its equity interest to equal or exceed 20% at closing.

•
Interest on the Note will be recognized as interest income at 8% per annum on the accreted value of the Note. Such amount is a non-cash item, since the interest will be paid in kind under normal circumstances and would not actually generate cash.

•	No return on the $5.0 billion cash proceeds was provided for in the Pro Forma income statements, so no changes are necessary to adjust for the lower cash proceeds.

Forward-Looking Statements

Certain statements and assumptions in these materials contain or are based on “forward-looking” information and involve risks and uncertainties. Northrop Grumman and TRW believe that such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking information includes, among other things, statements as to the impact of the items described on revenues and earnings, and other statements with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such statements are subject to numerous assumptions and uncertainties, many of which are outside of Northrop Grumman’s and TRW’s control. These include completion of the Automotive Sale, governmental regulatory processes, Northrop Grumman’s ability to successfully integrate the operations of TRW, Northrop Grumman’s ability to realize preliminary accounting estimates for accounting conformance and purchase accounting valuations for TRW, which can only be finalized after close of the relevant transaction and which may materially vary from these estimates, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including, among others, the timing and amounts of tax payments, litigation matters, environmental claims and remediation efforts, divestitures of businesses, successful negotiation of contracts with labor unions, and anticipated costs of capital investments. Northrop Grumman’s and TRW’s respective operations are subject to various additional risks and uncertainties resulting from their positions as suppliers, either directly or as subcontractors or team members, to the United States government and its agencies, as well as to foreign governments and agencies.

Actual outcomes are dependent upon many factors. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, among others:

•	Northrop Grumman’s and TRW’s dependence on sales to the United States government;

•	Northrop Grumman’s and TRW’s successful performance of internal plans;

•	the performance of the former TRW automotive business after the Automotive Sale;

•	customers’ budgetary restraints;

•	customer changes in short-range and long-range plans;

•	domestic and international competition in both the defense and commercial areas;

•	product performance and customer expectations;

•	continued development and acceptance of new products;

•	performance issues with key suppliers and subcontractors;

•	government import and export policies;

•	acquisition or termination of government contracts, which may include termination for the convenience of the government;

•	the outcome of political and legal processes;

•
legal, financial and governmental risks related to international transactions and global needs for military and commercial aircraft, electronic systems and support, information technologies, naval vessels, space systems and related products and technologies; and

•
other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman’s and TRW’s filings from time to time with the SEC, including, without limitation, Northrop Grumman’s and TRW’s respective reports on Form 10-K and Form 10-Q.

Words such as “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets” or similar expressions are intended to identify forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus, and in the case of documents incorporated by reference, as of the date of those documents. Neither Northrop Grumman nor TRW undertakes any obligation to update or release any revisions to any forward-looking statements or to report any events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

Northrop Grumman’s transfer agent, registrar, and the exchange agent for the TRW Merger is:

EQUISERVE TRUST COMPANY

By Mail:	By Hand Delivery:	By Overnight Delivery:

EQUISERVE TRUST COMPANY, NA P.O. Box 43035 Providence, RI 02940-3035	EQUISERVE TRUST COMPANY, NA c/o Securities Transfer and Reporting Services, Inc. Attn: Corporate Actions 100 William Street—Galleria New York, New York 10038	EQUISERVE TRUST COMPANY, NA 150 Royall Street Canton, MA 02021 Attn: TRW/Supranee Krauze

Any questions or requests for assistance or additional copies of these materials or the joint proxy statement/prospectus dated November 4, 2002 may be directed to the respective information agents at their respective telephone numbers and locations listed below.

Northrop Grumman’s Proxy Solicitor and Information Agent for the December 11, 2002 meeting of Northrop Grumman stockholders is:

D.F. KING & CO., INC.

U.S. and Canada	Europe
77 Water Street New York, New York 10005 Banks and Brokers Call Collect: (212) 269-5550 All Others Call Toll-Free: (800) 549-6746	No. 2 London Wall Buildings, 2nd Floor London Wall London EC2M 5PP, United Kingdom Tel.: +(44) 20 7920 9700

TRW’s Proxy Solicitor and Information Agent for the December 11, 2002 meeting of TRW shareholders is:

17 State Street
10th Floor
New York, New York 10004
Bankers and Brokers
Call Collect: (212) 440-9800
All Others Call Toll-Free:
(866) 649-8030

Shareholders may also contact their local broker, commercial bank, trust company or nominee for assistance concerning these supplemental materials.

PROXY/VOTING INSTRUCTION

P R O X Y	NORTHROP GRUMMAN CORPORATION This Proxy/Voting Instruction Card is Solicited on Behalf of The Board of Directors for the 2002 Special Meeting of Stockholders

The undersigned hereby constitutes and appoints W. Burks Terry and John H. Mullan, and each of them, attorneys and proxies with full power of substitution, to represent the undersigned and to vote all shares of Common Stock, $1.00 par value, of Northrop Grumman Corporation (the “Company”), that the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of the Company to be held on Wednesday, December 11, 2002 at 9:00 a.m. (Pacific Standard Time) at the Fairmont Miramar Hotel, 101 Wilshire Boulevard, Santa Monica, California 90401, and at any and all adjournments or postponements thereof (the “Meeting”), as specified on the reverse side of this card (or, if no direction is given, “FOR” Proposal 1) and in such proxyholder's discretion upon any other matter that may properly come before the Special Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NOT OTHERWISE DIRECTED, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1.

PLEASE MARK, DATE AND SIGN THIS PROXY AND RETURN IT PROMPTLY, EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING.

If shares are held on your behalf under any of the Company Savings Plans, this proxy/voting instruction card serves to provide confidential instructions to the plan Trustee who then votes the shares. Instructions must be received on or before December 5, 2002 to be included in the tabulation for the Trustee’s vote. If no instructions are provided, the applicable Trustee will vote the respective plan shares according to the provisions of the applicable plan documents and/or trust agreements.

(Continued and to be signed on the other side)
SEE REVERSE
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NORTHROP GRUMMAN CORPORATION
SPECIAL MEETING OF STOCKHOLDERS
Wednesday, December 11, 2002
9:00 A.M.
Fairmont Miramar Hotel
101 Wilshire Boulevard
Santa Monica, California 90401

☒
Please mark your
vote as indicated
at left.

This proxy will be voted as marked or, if not otherwise marked, this proxy will be voted “FOR” Proposal 1.

The Board of Directors recommends a vote “FOR” Proposal 1.

Proposal 1—	Issuanceof shares of Northrop Grumman Corporation common stock pursuant to the merger of Richmond Acquisition Corp., a wholly-owned subsidiary of Northrop Grumman Corporation, with and into TRW Inc.	FOR ☐	AGAINST ☐	ABSTAIN ☐

NOTE:	Please sign exactly as your name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

                                                                       ,  2002
SIGNATURE(S)                                                     DATE

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NORTHROP GRUMMAN CORPORATION
PROXY/VOTING INSTRUCTION CARD

Your vote is important. Please consider the issues discussed in the proxy statement and cast your vote by:

[graphic]	• Accessing the World Wide Web site http://www.eproxyvote.com/noc to vote via the Internet.

[graphic]
•   Using a touch-tone telephone to vote by phone toll-free from the U.S. or Canada. Simply dial 1-877-779-8683 and follow the instructions. When you are finished voting, your vote will be confirmed and the call will end.

[graphic]	• Completing, dating, signing and mailing this proxy/voting instruction card in the U.S. postage-paid envelope included with the proxy statement.

You can vote by phone or via the Internet anytime on or before December 10, 2002. You will need the control number printed at the top of this instruction card to vote by phone or via the Internet. If you do so, you do not need to mail in your proxy/voting instruction card. If you mail your proxy/voting instruction card, it must be received on or before December 10, 2002. However, if you are voting shares you hold in the Company Savings Plans, your proxy/voting instruction card or your phone or internet vote must be received by December 5, 2002.